SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No 1)*

        RAND ACQUISITION CORPORATION
(Name of Issuer)

              Common Stock
(Title of Class of Securities)

                        752182105
(CUSIP Number)

                  December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No.: 752182105	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MHR CAPITAL PARTNERS (500) LP (f/k/a MHR Capital Partners LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 392,873 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 392,873 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,873

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 752182105	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 445,900 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 445,900 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 752182105	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 445,900 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 445,900 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%

12	TYPE OF REPORTING PERSON* IN; HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Rand Acquisition Corporation (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:
450 Park Avenue, 10th Floor New York, New York 10022

Item 2(a). Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. 2. 3.	MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP) (“Capital Partners (500)”) MHR Advisors LLC (“MHR Advisors”) Mark H. Rachesky, M.D. (“Dr. Rachesky”)

                This statement relates to securities held for the accounts of each of Capital Partners (500) and MHR Capital Partners (100) LP (“Capital Partners (100)”). MHR Advisors is the general partner of Capital Partners (500) and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held (an aggregate of 445,900 shares of common stock) for the accounts of each of Capital Partners (500) and Capital Partners (100) (392,873 and 53,027 shares of common stock, respectively). Dr. Rachesky is the managing member of MHR Advisors and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners (500) and Capital Partners (100).

Item 2(b). Address of Principal Business Office, or if none, Residence:

                The address of the principal place of business office of each of Capital Partners (500), MHR Advisors and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c). Citizenship:

1. 2. 3.	Capital Partners (500) is a Delaware limited partnership. MHR Advisors is a Delaware limited liability company. Dr. Rachesky is a United States citizen.

Item 2(d). Title of Class of Securities:

                common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number: 752182105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned: As of the date hereof:

1.	Capital Partners (500) is the beneficial owner of 392,873 shares of Common Stock.

2.	MHR Advisors may be deemed to be the beneficial owner of an aggregate of 445,900 shares of Common Stock held for the accounts of Capital Partners (500) and Capital Partners (100), as reflected in Item 2(a) above.

3.	Dr. Rachesky may be deemed to be the beneficial owner of an aggregate of 445,900 shares of Common Stock held for the accounts of Capital Partners (500) and Capital Partners (100) by virtue of his position as managing member of MHR Advisors, as reflected in Item 2(a) above.

Item 4(b) Percentage of Class:

               The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2005 which disclosed that as of November 18, 2005, 5,600,000 shares of the Issuer’s Common Stock, par value $0.0001 per share, were outstanding.

1.	The number of shares of Common Stock of which Capital Partners (500) is the beneficial owner constitutes approximately 7.0% of the total number of shares of Common Stock outstanding.

2.	The number of shares of Common Stock of which MHR Advisors may be deemed to be the beneficial owner constitutes approximately 8.0% of the total number of shares of Common Stock outstanding.

3.	The number of shares of Common Stock of which Dr. Rachesky may be deemed to be the beneficial owner constitutes approximately 8.0% of the total number of shares of Common Stock outstanding.

Item 4(c) Number of shares as to which such person has:

1.	Capital Partners (500)

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 392,873
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 392,873
Shared power to dispose or to direct the disposition: 0

2.	MHR Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 445,900
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 445,900
Shared power to dispose or to direct the disposition: 0

3.	Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 445,900
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 445,900
Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of each of Capital Partners (500) and Capital Partners (100), including MHR Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Capital Partners (500) and Capital Partners (100) in accordance with their respective ownership interests in Capital Partners (500) and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2006

MHR CAPITAL PARTNERS (500) LP

By: MHR Advisors LLC, its general partner

/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Mark Rachesky